February 20, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Attn: Robyn Manuel

Re:	Lazare Kaplan International Inc.
Form 10-K for the Fiscal Year Ended May 31, 2007
Filed August 29, 2007
File No. 1-7848 (the “Form 10-K”)

Dear Ms. Manuel:

          Reference is made herein to that certain letter dated February 7, 2008 from the Securities and Exchange Commission (the “SEC”) to Lazare Kaplan International Inc. (“LKI”) regarding certain SEC comments to the Form 10-K (the “Letter”). Pursuant to the Letter, the SEC requested that LKI provide responses to the SEC’s comments within ten (10) business days from the date of the Letter.

          This letter is to confirm our mutual understanding that, pursuant to our conversation of yesterday, the SEC has agreed to allow LKI to provide responses to the SEC’s comments within thirty (30) days from February 22, 2008.

Very Truly Yours,

LAZARE KAPLAN INTERNATIONAL INC.

By:	/s/ William H. Moryto
William H. Moryto,
Vice President and Chief Financial Officer